

July 28, 2011

<u>Via E-mail</u>
Mr. James J. Kohn
Chief Financial Officer
Nevada Gold & Casinos, Inc.
50 Briar Hollow Lane, Suite 500W
Houston, Texas 77027

      Re: **Nevada Gold & Casinos, Inc.**
               Form 10-K for the fiscal year ended April 30, 2010
               Filed July 29, 2010
               File No. 001-15517

Dear Mr. Kohn:

We have reviewed your response letter dated July 12, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K filed September 15, 2010

1. We note from your responses to our prior comments 14 and 15 that the results of the income test for the year ended December 31, 2009 indicate that two years of audited financial statements should be filed. You also indicate that you will request a waiver as you are unable to obtain two years of the appropriate audited financials for the revised form 8-K/A. Please note that any exception requests to the requirements of Rule 8-04 of Regulation S-X must be made directly to the Division of Corporation Finance Office of

Chief Accountant. Please file your revised your Form 8-K/A to include the appropriate audited financial statements or file a request for waiver of such financial statements as soon as possible. Also, as previously indicated in our prior comment 5, these audited financial statements should include only the acquired businesses and should exclude the continuing operations retained by the larger entity. Please ensure your revised Form 8-K/A includes a note explaining how the April 30, 2010 financial statements were prepared or calculated.

Additionally, when this revised Form 8-K/A is filed, please include the name and electronic signature of the auditor on the independent auditor's report. Please file this report as soon as possible.

You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief